Exhibit 10.19

[RINGCENTRAL LETTERHEAD]

September 13, 2013

Vladimir Shmunis

c/o RingCentral, Inc.

1400 Fashion Island Blvd, 7th Floor

San Mateo, CA 94404

Re:	Employment Letter

Dear Vlad,

This letter agreement (the “Agreement” or the “letter”) is entered into between RingCentral, Inc. (“Company” or “we”) and you. This Agreement is effective as of September 13, 2013 (“Effective Date”). The purpose of this letter is to confirm the current terms and conditions of your employment and to specify your treatment upon certain terminations of employment. Except as otherwise defined in the Agreement, capitalized terms used in the Agreement shall have the meaning prescribed to them under Appendix B.

Your current role is Chief Executive Officer, and you will continue to report to the Company’s board of directors (the “Board”).

You compensation plan will be as follows:

• Salary. Your annual gross base salary shall be as approved by the Board or the Compensation Committee of the Board, as applicable (subject to standard withholding and payroll deductions), payable semi-monthly in accordance with the Company’s payroll policies.

• MBO Performance Bonus. You shall be eligible to receive a management-by-objective (MBO) bonus equal to a percentage (%) of your annual base salary (“Bonus Percentage”) based on the Company’s performance against its Bonus Plan adopted by the Board or the Compensation Committee of the Board, as applicable, which is incorporated herein by reference. Your MBO bonus shall be subject to the terms and conditions of the Bonus Plan. The Bonus Percentage shall be set by the Compensation Committee of the Board on an annual basis.

• Benefits. You will continue to be eligible to participate in the Company’s standard health and benefits plans, , the Company’s vacation and paid-time off policies, which may be amended from time to time. You also will continue to be subject to the other Company policies that are applicable to Company employees, and you will be required to sign the Company’s standard HR and administrative forms to be eligible to receive such benefits.

• Severance. As of the Effective Date, you will be eligible for the severance and post-termination benefits set forth in Appendix A attached hereto in accordance with the terms therein.

Vladimir Shmunis

September 13, 2013

• Release. The payment of the severance and other post-termination benefits set forth on Appendix A is subject to you signing and not revoking a general release of claims in a form acceptable to the Company or its successor (a “Release”) that becomes effective and irrevocable by the 60th day following your termination (the “Release Deadline”). In no event will severance or the benefits (including vesting acceleration) be paid or provided until the Release actually becomes effective and irrevocable. If the Release does not become effective and irrevocable by the Release Deadline, you will forfeit any right to severance payments and benefits under Appendix A.

• Section 409A. It is the intent of this Agreement that all payments and benefits hereunder (including the appendices) comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and any guidance promulgated thereunder and any applicable state law requirements (“Section 409A”) so that none of the payments and benefits to be provided under this letter will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. Each payment and benefit payable under this letter is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. You and the Company agree to work together in good faith to consider amendments to this letter and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A. Notwithstanding anything to the contrary in this Agreement, no separation pay or benefits to be paid or provided to you, if any, pursuant to this letter that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (together, “Deferred Compensation”) or otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A. Further, if at the time of your termination of employment, you are a “specified employee” within the meaning of Section 409A, payment of such Deferred Compensation will be delayed to the extent necessary to avoid the imposition of the additional tax imposed under Section 409A, which generally means that you will receive payment on the first payroll date that occurs on or after the date that is 6 months and 1 day following your termination of employment, or your death, if earlier (the “Six-Month Delay”). All subsequent Deferred Compensation, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your termination but prior to the 6-month anniversary of your termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Compensation will be payable in accordance with the payment schedule applicable to each payment or benefit.

By executing this Agreement, you agree to continue to be bound by the standard employee invention assignment and confidentiality agreement that you signed on March 11, 1999 (“PIIA”). You expressly agree not to bring any third party confidential information to the Company, and that in performing your duties for the Company you will not in any way utilize any such information.

Your continual employment with the Company at all times will continue to be strictly “at will.” This means that you may terminate your employment with the Company at any time and for any reason whatsoever, simply by notifying the company. Likewise, the Company may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. Subject to applicable state and federal law, and to the severance and equity award acceleration obligations set forth in Appendix A, in the case of any termination, the Company is under no obligation to pay you any severance and the Company shall have no outstanding obligations to you except your right to exercise

Vladimir Shmunis

September 13, 2013

your then-currently vested stock options in accordance with the applicable equity plan. Notwithstanding anything herein to the contrary, this Agreement will have a term of three (3) years, commencing on the Effective Date (the “Employment Term”). At the end of the Employment Term, the Agreement may be renewed upon mutual agreement in writing by you and the Company, otherwise it will expire in accordance with its terms. Non-renewal at the end of the Employment Term shall not constitute termination without Cause or give you an opportunity to terminate your employment for Good Reason, even if a Good Reason event has occurred before the expiration of the Employment Term under this Agreement. Notwithstanding anything herein to the contrary, if, during the Employment Term, the Company experiences a Change of Control, the Employment Term shall be extended to the end of the Change of Control Period.

This Agreement (including the appendices), along with the PIIA, constitute the entire agreement between you and the Company regarding the subject matters discussed herein, and they supersede all prior negotiations, representations or agreements between you and the Company, including, for the avoidance of doubt, the vesting acceleration terms set forth in the stock option agreement for your options to purchase shares of the Company common stock granted prior to the Effective Date. This Agreement may only be modified by a written agreement signed by you and the Chair of the compensation committee of the Company’s Board.

To accept the letter, please sign in the space indicated and return it to the Human Resources department. Your signature will acknowledge that you have read and understood and agreed to the terms and conditions of this offer letter.

Sincerely,	ACCEPTED

/s/ Robert Theis	/s/ VLADIMIR SHMUNIS

Robert Theis	VLADIMIR SHMUNIS
Chairman, Compensation Committee of the Board of Directors of RingCentral, Inc.	Date: September 13, 2013

Appendix A

Severance and Post-Termination Benefits

1. Termination without Cause or Resignation for Good Reason Unrelated to a Change of Control. If the Company terminates your employment with the Company without Cause (excluding death or Disability) or if you resign from such employment for Good Reason, and, in each case, such termination occurs outside of the Change of Control Period, then subject to you timely executing and not revoking a Release (as defined below), you will receive the following:

(a) Continuing Severance Payments. You will be paid continuing payments of severance pay at a rate equal to your base salary rate, as then in effect, for a period of twelve (12) months. The severance will be paid, less applicable withholdings, in installments over the severance period with the first payment to commence on the sixty-first (61st) day following your termination of employment (and include any severance payments that otherwise would have been paid to you within the sixty (60) days following your termination date), with any remaining payments paid in accordance with the Company’s normal payroll practices for the remainder of the severance period following your termination of employment (subject to any delay as may be required under the “Section 409A” paragraph of the Agreement).

(b) Continuation Coverage. If you elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) within the time period prescribed pursuant to COBRA for you and your eligible dependents, then the Company will reimburse you for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to your termination) until the earlier of (i) a period of twelve (12) months from the date of termination or (ii) the date upon which you and/or your eligible dependents are no longer eligible for COBRA continuation coverage. The reimbursements will be made by the Company to you consistent with the Company’s normal expense reimbursement policy. Notwithstanding the first sentence of this Section 1(b), if the Company determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment, payable on the last day of a given month (except as provided by the following sentence), in an amount equal to the monthly COBRA premium that you would be required to pay to continue the group health coverage for you and/or your eligible dependents in effect on the termination of employment date (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether you and/or your eligible dependents elect COBRA continuation coverage and will commence on the month following your termination of employment and will end on the earlier of (x) the date upon which you obtain other employment or (y) the date the Company has paid an amount equal to twelve (12) payments. Any such taxable monthly payments that otherwise would have been paid to you within the sixty (60) days following your termination date instead will be paid on the sixty-first (61st) day following your termination of employment, with any remaining payments paid as provided in the prior sentence (subject to any delay as may be required by the “Section 409A” paragraph of the Agreement). For the avoidance of doubt, the taxable payments in lieu of COBRA reimbursements may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings.

2. Termination without Cause or Resignation for Good Reason in Connection with a Change of Control. If the Company terminates your employment with the Company without Cause (excluding death or Disability) or if you resign from such employment for Good Reason, and, in each case, such termination occurs during the Change of Control Period, then subject to timely executing and not revoking a Release in accordance with the terms of the Agreement, you will receive the following:

(a) Severance Payment. You will receive a lump-sum payment (less applicable withholding taxes) equal to the eighteen (18) months of your annual base salary as in effect immediately prior to your termination date or, if greater, at the level in effect immediately prior to the Change of Control. The severance will be paid, less applicable withholdings, on the sixty-first (61st) day following your termination of employment (subject to any delay as may be required by the “Section 409A” paragraph of the Agreement). For the avoidance of doubt, if (i) you incurred a termination prior to a Change of Control that qualifies you for severance payments under Section 1(a) above; and (y) a Change of Control occurs within three (3) months following your termination of employment that qualifies you for the superior benefits under this Section 2(a), then you shall be entitled to a lump-sum payment of the amount calculated under this Section 2(a), less amounts already paid under Section 1(a).

(b) Bonus Payment. You will receive a lump-sum payment equal to one hundred and fifty percent (150%) of the greater of (x) your target bonus as in effect for the fiscal year in which the Change of Control occurs or (y) your target bonus as in effect for the fiscal year in which your termination of employment occurs. For avoidance of doubt, the amount paid to you pursuant to this Section 2(b) will not be prorated based on the actual amount of time you is employed by the Company during the fiscal year (or the relevant performance period if something different than a fiscal year) during which the termination occurs. The bonus payment will be paid, less applicable withholdings, on the sixty-first (61st) day following your termination of employment (subject to any delay as may be required by the “Section 409A” paragraph of this Agreement).

(c) Continuation Coverage. If you elect continuation coverage pursuant to COBRA within the time period prescribed pursuant to COBRA for you and your eligible dependents, then the Company will reimburse you for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to your termination) until the earlier of (i) a period of eighteen (18) months from the date of termination or (ii) the date upon which you and/or your eligible dependents become covered under similar plans. The reimbursements will be made by the Company to you consistent with the Company’s normal expense reimbursement policy. Notwithstanding the first sentence of this Section 2(c), if the Company determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment, payable on the last day of a given month (except as provided by the following sentence), in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the termination of employment date (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether you elect COBRA continuation coverage and will commence on the month following your termination of employment and will end on the earlier of (x) the date upon which you obtain other employment or (y) the date the Company has paid an amount equal to eighteen (18) payments. Any such payments that otherwise would have been paid to you within the sixty (60) days following your termination date instead will be paid on the sixty-first (61st) day following your termination of employment, with any remaining payments paid as provided in the prior sentence (subject to any delay as may be required by the “Section 409A” paragraph of this Agreement). For the avoidance of doubt, the taxable payments in lieu of COBRA reimbursements may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings.

(d) Accelerated Vesting of Equity Awards. One hundred percent (100%) of your then-outstanding and unvested equity award granted after the Effective Date (each, an “Equity Award”)

will become vested in full. If, however, an outstanding Equity Award is to vest and/or the amount of the award to vest is to be determined based on the achievement of performance criteria, then the Equity Award will vest as to one hundred percent (100%) of the amount of the Equity Award assuming the performance criteria had been achieved at target levels for the relevant performance period(s).

3. Limitation on Payments. In the event that the severance and other benefits provided for in the Agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this Section 3, would be subject to the excise tax imposed by Section 4999 of the Code, then Executive’s severance benefits will be either:

(a) delivered in full, or

(b) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. If a reduction in severance and other benefits constituting “parachute payments” is necessary so that benefits are delivered to a lesser extent, reduction will occur in the following order: (i) reduction of cash payments; (ii) cancellation of awards granted “contingent on a change in ownership or control” (within the meaning of Code Section 280G), (iii) cancellation of accelerated vesting of equity awards; or (iv) reduction of employee benefits. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of your equity awards.

A nationally recognized certified professional services firm selected by the Company, the Company’s legal counsel or such other person or entity to which the parties mutually agree (the “Firm”) shall perform the foregoing calculations related to the Excise Tax. The Company shall bear all expenses with respect to the determinations by the Firm required to be made hereunder. For purposes of making the calculations required by this Section, the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Code Sections 280G and 4999. The Company and Executive will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section. The Firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within fifteen (15) calendar days after the date on which your right to the severance benefits or other payments is triggered (if requested at that time by the Company or you) or such other time as requested by the Company or Executive. Any good faith determinations of the Firm made hereunder shall be final, binding, and conclusive upon the Company and Executive.

Appendix B

The capitalized terms used in the Agreement (including its appendices) shall have the meanings prescribed below.

1. Cause will mean:

(a) your material failure to perform your stated duties, and your continued failure to cure such failure to the reasonable satisfaction of the Company within ten (10) days following written notice of such failure to you from the Company’s board of directors (the “Board”);

(b) your material violation of a Company policy (including any insider trading policy) or material breach of any written agreement or covenant with the Company, including, but not limited to, any applicable invention assignment and confidentiality agreement or similar agreement between the Company and you;

(c) your conviction of, or entry of a plea of guilty or nolo contendere to, a felony (other than motor vehicle offenses the effect of which do not materially impair your performance of your employment duties);

(d) a willful act by you that constitutes gross misconduct and which is injurious to the Company;

(e) your commission of any act of fraud or embezzlement;

(f) your commission of any act of dishonesty or any other willful misconduct that has caused or is reasonably expected to result in a material injury to the Company; or

(g) your willful failure to cooperate with an investigation authorized by the Board or initiated by a governmental authority, in either case, relating to the Company, its business, or any of its directors, officers or employees.

The determination as to whether you are being terminated for Cause will be made in good faith by the Board and will be final and binding on you, subject to the determination of the arbitrator in any arbitration proceeding regarding the Agreement. The foregoing definition does not in any way limit the Company’s ability to terminate your employment relationship at any time, and the term “Company” will be interpreted to include any subsidiary, parent, affiliate or successor thereto, if applicable.

2. Change of Control will mean the occurrence of any of the following events:

(a) a change of the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change of Control; or

(b) a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12 month period by members of the board of directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change of Control; or

(c) a change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s shareholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change of Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change of Control if: (i) its sole purpose is to change the state of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

3. Change of Control Period will mean the period beginning on the date three (3) months prior to, and ending on the date that is twelve (12) months following, a Change of Control.

4. Code will mean the Internal Revenue Code of 1986, as amended.

5. Disability will mean that you has been unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. Alternatively, you will be deemed disabled if determined to be totally disabled by the Social Security Administration. Termination resulting from Disability may only be effected after at least thirty (30) days’ written notice by the Company of its intention to terminate your employment. In the event that you resumes the performance of substantially all of your duties hereunder before the termination of your employment becomes effective, the notice of intent to terminate based on Disability will automatically be deemed to have been revoked.

6. Good Reason will mean your resignation from all positions you then hold with the Company (or the acquirer) and its affiliates and at least one of the following events occurs without your consent:

(a) a material diminution of at least ten percent (10%) in the your annual base salary;

(b) a material diminution in your authority, responsibilities, or duties (except that a change in job position or title, without more, shall not be a material diminution);

(c) a material diminution in the authority, responsibilities, or duties of the supervisor to whom you report either immediately prior to or after the Change of Control; or

(d) the Company or acquirer’s requirement that you relocate your primary work location to a location that would materially increase your one-way commute distance (a one-way commute of more than thirty (30) miles will be deemed material).

For Good Reason to be established, you must provide written notice to the Company’s General Counsel within ninety (90) days immediately following such event, the Company must fail to remedy such event within thirty (30) days after receipt of such notice, and your resignation must be effective not later than ninety (90) days after the expiration of such cure period. For purposes of notice, if a “diminution” occurs incrementally over a period of time (not to exceed twelve (12) months from the date of the Change of Control), the “event” shall not be deemed to occur until the end of such diminution period.